                                                                    EXHIBIT 99.1

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                    July 2, 2004



                      OPEN INTEREST BALANCE OF DERIVATIVES

[Changes]
1. Object of Trading                        Forward Exchange Transaction (USD)

2. Open Interest Balance Reported
   Prior to This Time(a+b)                  KRW 259,665,220,529
   a. Amount of Purchase                    KRW 259,665,220,529
   b. Amount of Sale                        None
   - Ratio to Total Assets (%)              7.68%

3. Amount of Change (a+b)                   KRW 20,056,114,327
   a. Amount of Purchase                    KRW 20,056,114,327
   b. Amount of Sale                        None

4. Ratio of Change
   a. Ratio to Total Assets                 0.59%
   b. Ratio to Open Interest Reported       7.72%
      Prior to This Time

5. Reasons for Change                       Entered into forward exchange transactions.

6. Date of Change                           July 1, 2004

7. Total Assets at the End of Preceding     KRW 3,381,922,386,883
   Business Year (2003)

8. Others                                   - Amount of change refers to the sum of the
                                            transaction amount by 2 institutions, including
                                            Korea Development Bank ("KDB") (KRW 10,000,000,000)
                                            and Calyon (KRW 10,000,000,000).

                                            - Hanaro Telecom, Inc. entered into a contract
                                            with KDB, due on August 2, 2004, whereby the
                                            Company buys USD 8,681,807.85 from KDB (based on
                                            KRW/USD = 1155.60).

                                            - Hanaro Telecom, Inc. entered into a contract
                                            with Calyon, due on August 2, 2004, whereby the
                                            Company buys USD 8,673,026.80 from KDB (based on
                                            KRW/USD = 1155.70)